EXHIBIT 99.31

CONSENT OF NEIL BURNS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Neil R. Burns, M.Sc., P.Geo., Director of Geology (Company), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the Yauliyacu Mine;

2.	Technical report dated March 25, 2009, entitled “Resource and Reserve Update, Yauliyacu Mine, Peru”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Neil Burns
Name: Neil Burns, M.Sc., P.Geo. Title: Director of Geology, Silver Wheaton Corp